ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine Announcements from
3 October to 5 November 2009

DATE	DETAILS
5 November 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

2 November 2009	Voting Rights and Capital (Monthly update)

16 and 20 October 2009	Voting Rights and Capital (Transfers of shares out of Treasury)

8 October 2009	Directors Interests-Share Incentive Plan-monthly update

6 October 2009	Publication of Annual Reports and Accounts- Group Companies with Listed Debt